Jinhao Motor Company Dawang Industrial Park Hi-Tech Exploit Area Zhaoqing City, Guangdong 526238 People’s Republic of China Tel.: (86) 7583625628

 December 17, 2010

By EDGAR Transmission

John Stickel
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	Jinhao Motor Company
Registration Statement on Form S-1
Filed October 29, 2010
File No. 333-170226

Dear Mr. Stickel:

On behalf of Jinhao Motor Company (the “Company”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 24, 2010, with respect to the Company’s registration statement on Form S-1 filed on October 29, 2010 (the “Registration Statement”), along with Amendment No. 1 to the Registration Statement (the “Amendment”).

We understand and agree that:

(A)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(B)	the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(C)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement Cover Page

1.	Please include the Primary Standard Industrial Classification Code in your next amendment.

Response: We have included the Primary Standard Industrial Classification Code in the Amendment.

2.	Please include the delaying amendment legend from Rule 473 of Regulation C on the registration statement cover page of all future amendments to your registration statement.

Response: We have included the delaying amendment legend from Rule 473 of Regulation C on the cover page of the Amendment and will do so in all future amendments to our Registration Statement.

Division of Corporation Finance
December 17, 2010

Calculation of Registration Fee

3.

Please reconcile footnote 2 of your table with footnotes 5 and 6 of your table. Footnote 2 states that the maximum price per share was estimated pursuant to Rule 457(e), footnote 5 states that the maximum price per share reflects the per share conversion price of your Series A Preferred stock and warrants, and footnote 6 states that the maximum price per share was calculated in accordance with Rule 457(g) based upon the price at which the placement agent warrants may be exercised.

Response: We have revised the footnotes under Calculation of Registration Fee to reflect that aggregate offering price of the Series A Preferred Stock is based on the per share conversion price of the Series A Preferred Stock, the aggregate offering price of the warrants is based on the price at which the warrants may be exercised, and the aggregate offering price of the placement agent warrant is based on the price at which the placement agent warrant may be exercised.

Summary, page 5

Overview of Our Business, page 5

4.

Please revise this section to include a summary of your disclosure on pages 35 and 50 regarding your status as a holding company, your control agreements, and your corporate structure. In addition, please provide a brief timeline of your subsidiaries operating histories

Response: We have revised our disclosure under “Overview of Our Business” to include a summary of our disclosure regarding our status as a holding company, our control agreements, and our corporate structure. We have also provided a brief timeline of our subsidiaries’ operating histories.

5.

Please reconcile your statement on page 5 that you have launched your electric vehicle production line and that you delivered your first order in October 2009 with your disclosure on page 12  that you have not yet manufactured electric vehicles on a commercial scale.

Response: We have clarified in Management Discussion and Analysis of Financial Condition and Results of Operations – Overview of Our Business, that currently our production of electric vehicles is not yet on a commercial scale pending us being listed in such Announcement. We have also revised our disclosure in Our Business – Research and Development that, since our electric vehicles have not been listed on the National Vehicle Manufacturers and Product Announcement, we are only permitted to sell the off-road electric vehicles and some on-road electric vehicles to specific customers or sell for exports. Thus, although we have launched our electric vehicle production line and delivered our first order in October 2009, our production of electric vehicles is not yet on a commercial scale.

Overview of Our Industry, page 5

6.	Please explain what you mean by “sales-weighted prices.”

Response: We have deleted the word “sales-weighted” from our disclosure.

Our Competitive Strengths, page 6

7.

Please revise to remove the words “proven,” “experienced,” “extensive,” and “high-quality” on pages 6 and 41 as these words are subjective and do not help investors gain an understanding of your business.

Response: We have revised our disclosure in the Amendment to remove these subjective words.

8.

Please remove the word “strong” here and throughout when describing your proprietary technologies and your research and development capabilities as this word is subjective and does not help your investors understand your business. Please also reconcile your disclosure regarding your strong emphasis on R&D with your disclosure on page 26 that you did not incur any research and development expenses for the six months ended June 30, 2010.

Division of Corporation Finance
December 17, 2010

Response: We have removed the word “strong” from our description of our proprietary technologies and our research and development capabilities in the Amendment.

We have revised our disclosure under “Our Competitive Strengths - R&D Capabilities” to clarify that although we incurred no research and development expenses in the electric vehicle division in the nine months ended September 30, 2010, because we commenced production and sale of our electric vehicles in the fourth quarter of 2009, we incurred research and development expenses of $14.1 million and $10.9 million in the fiscal years ended December 31, 2009 and December 31, 2008, respectively.

9.	Please define the term “Big Four accounting firms,” or revise to replace this term with the specific firm to which Mr. Hai Ming Liu was employed for 13 years.

Response: We have revised to replace the term “Big Four accounting firms” with “PricewaterhouseCoopers” and revised our disclosure in the fourth bullet point under “Our Competitive Strengths” in the Amendment as the follows:

  A management team with related operational record. Mr. Chak Shing Tsoi, our Chairman and Chief Executive Officer, has over 17 years of management experience and over 30 years of international trade experience. Mr. Hai Ming Liu, our Director of Finance and acting Chief Financial Officer has over 18 years of experience in the accounting and finance field, thirteen of which were spent at PricewaterhouseCoopers.
10.	For consistency, please revise to disclose the number of years of related employment experience for Mr. John Shen.

Response: We have deleted the disclosure related to Mr. Shen’ s management experience since he resigned as our President on in November, 2010.

Our Growth Strategy, page 6

11.	Please revise to provide quantitative information regarding your plans to “rapidly” expand into Latin America on pages 6 and 36, and support for your belief in the possibility of such expansion.

Response: We have deleted our disclosure relating to expansion into Latin America in the Amendment since the Company is still in the process of developing the plan and the schedule for developing a potential market in Latin America.

12.	We note your disclosure on pages 6 and 36 regarding your intent to “continue [your] cost leadership.” Please provide support to us that you are a leader in your industry as far as cost per unit.

Response: We have revised the headings of the relevant paragraphs in our disclosure in the Amendment to the follows:

  “Continue our yield improvements and refining our manufacturing process.”

13.	Please provide support for the “large backlog of opportunities” that you reference or remove your reference to such opportunities here and on page 37.

Response: We have revised our disclosure to state that “We have business opportunities that currently cannot be executed due to manufacturing capacity constraints.” in our disclosure in the Amendment where such statement is made.

14.	We note the disclosure about your intent to acquire suitable automobile production enterprises. Please indicate whether you have any current plans, proposals, or understandings in this regard.

Response: We have updated the disclosure in Summary - Our Growth Strategy – Electric Vehicles to include the disclosure relating to the equity transfer agreement among Guangdong Jinhao and the shareholders of Zhangjiagang Chunzhou Station Wagon Co., Ltd dated as of November 11, 2010. We have also included such disclosure in Management Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments.

Division of Corporation Finance
December 17, 2010

15.	Please revise to include a brief explanation of “National Vehicle Manufactures and Product Announcement” and the advantage of being listed on it.

Response: We have updated the disclosure in “Our Business – Our Industry” to include a brief explanation of “National Vehicle Manufactures and Product Announcement”. We have clarified that PRC implements a nationally administered market entry system for on-road automobiles and auto products where approved vehicle manufacturers are publicized through the “National Vehicle Manufacturers and Product Announcement”. Therefore, in order to manufacture vehicles, we must be listed on the “National Vehicle Manufactures and Product Announcement”.

Risk Factors, page 7

16.	Please revise to clarify how the “continued success of the manufacturers of the end applications that use [your] products and the continued growth in demand for portable electronic devices” is a risk for your business or revise to remove this statement.

Response: We have removed this risk factor from the Amendment.

Corporate Information, page 7

17.	Please revise to include a summary of your disclosure on page 50 regarding the cancellation of 2,479,523 shares of your common stock and the cancellation of a 152,193 debt owed to Mr. Hague in exchange for all of the shares of your former subsidiary, EU Gold Mines, Inc.

Response: We have revised our disclosure under Summary – Overview of Our Business – Corporate Structure and History to include a summary of our disclosure regarding the cancellation of shares and debt owed to Mr. Hague in exchange for the shares of EU Gold Mines, Inc.

We have moved all our disclosure under Corporate Information, except our contact details, to Summary – Overview of Our Business.

18.	Please revise the third paragraph of this section to include the warrants you provided to the placement agent in connection with the private placement.

Response: We have revised our disclosure under Summary – Overview of Our Business – Private Placement to include the warrant we provided to the placement agent in connection with our private placement.

The Offering, page 9

19.	With respect to the use of proceeds, please indicate that you may receive aggregate warrant exercise price proceeds of up to $24.8 million.

Response: We have revised our disclosure in “Proceeds to Us” in the Offering summary on page 9 of the Amendment to state as the follows:

We will not receive any proceeds from the sale of common stock covered by this prospectus. To the extent that the selling stockholders exercise for cash all of the warrants covering the 3,942,891 shares of common stock registered for resale under this prospectus, we would receive approximately $24.8 million in the aggregate from such exercises. We intend to use such proceeds, if any, for general corporate and working capital purposes.

Division of Corporation Finance
December 17, 2010

Risk Factors, page 11

20.	We note your disclosure on page 5 that your export sales accounted for approximately 80% of your total sales in 2008 and 2009 and that your overseas market consists primarily of Afghanistan, Pakistan, Bangladesh, Lebanon, Angola, Kenya, Venezuela, and Republic of Dominica. Please add a risk factor that addresses the risks associated with your reliance on sales to these countries for a substantial part of your revenues or advise. In this regard we note that your second risk factor focuses on the risk of relying on the economic and market conditions in China.

Response: We have added a risk factor titled “We rely for a majority of our revenues on the overseas markets in Southeast Asia, Africa, the Middle East, Central America and South America”.

We have also revised the risk factor on the risk of relying on the economic and market conditions in China to state as follows:

Our industry is subject to global economic and market conditions.

Our business depends substantially on the global economic and market conditions. Current uncertainty in global economic conditions poses a risk to the overall economy as consumers and businesses may defer purchases in response to tighter credit and negative financial news, which could negatively affect demand for our products and other related matters. Consequently, demand for our products could be different from our expectations due to factors including:

  changes in business and economic conditions, including conditions in the credit market that could affect consumer confidence;

  customer acceptance of our products and those of our competitors;

  changes in customer order patterns including order cancellations; and

  changes in the level of inventory our customers are willing to hold.

There could also be a number of secondary effects from the current uncertainty in global economic conditions, such as insolvency of suppliers resulting in product delays, an inability of our customers to obtain credit to finance purchases of our products or a desire of our customers to delay payment to us for the purchase of our products. The effects, including those mentioned above, of the current global economic environment could negatively impact our business, results of operations and financial condition.

Our limited operating history may not serve as an adequate basis to judge our future….Page 11

21.	Please revise to remove the words “great deal of experience” in the motorcycle industry. Alternatively, please state the number of years you have been involved in the motorcycle industry.

Response: We have revised this risk factor to replace the words “great deal of experience” with “approximately 7 years of experience”.

Our industry is subject to global economic and market conditions, page 11

22.	Please revise to clarify how significant cutbacks in the construction industry could adversely affect the demand of raw materials related to motor and engine parts and how this, in turn, could result in an adverse effect for the demand for your products.

Response: We have deleted the disclosure related to the construction industry since the impacts on the demand for our products from the cutbacks in the construction industry would be indirect and inconsequential.

Division of Corporation Finance
December 17, 2010

Our expansion plans may not be successful, page 11

23.	Please provide an estimate of the “significant costs” you expect to incur with the expansion of your business into electrical vehicles. In addition, please include this estimate in your Summary section at the beginning of your prospectus and in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section beginning on page 23.

Response: We have revised this risk factor to include the following disclosure:

In connection with our expansion into the electric vehicle business in the next few years, we estimate that we will incur the following costs:

Completion of the electric vehicle production line in Guangdong Jinhao	US$1 million
Research and development	US$25million
Building of the electric vehicle plant in Jiangnan	US$100 million
Development of the sales network for electric vehicles	US$15 million
Total	US$141 million

We have also include a summary estimate in the first bullet point in Summary - Our Growth Strategy - Electric Vehicles and in the fourth bullet point in Management’s Discussion and Analysis of Financial Condition -Principal Factors Affecting Our Financial Performance.

Our business depends substantially on the continuing efforts of our executive ..., page 13

24.	Please revise to remove the words “[a]lthough this possibility is low” as this statement undermines the disclosed risks in the risk factor.

Response: We have removed the words “[a]lthough this possibility is low” from our disclosure in the Amendment.

We may be exposed to potential risks relating to our internal controls over financial …., page 14

25.	Please revise the title of this risk factor as a smaller reporting company is not required to have an attestation report of its registered public accounting firm yon internal controls over financial reporting in its annual report. Refer to SEC Release No. 33-9142.

Response: We have revised the title of this risk factor in the Amendment to state “We may be exposed to potential risks relating to our internal controls over financial reporting.”

We may be subject to penny stock regulation and restrictions and you may have, page 21

26.	We note your disclosure that you may be subject to the penny stock regulations and your disclosure that “if [your] common stock becomes a penny stock.” It appears, however, that your common stock is subject to the penny stock regulations. To the extent that it is, please revise this risk factor.

Response: We do not believe that this risk factor needs to be revised as the closing bid price for our Common Stock on December 13, 2010, was $7.00 per share.

Division of Corporation Finance
December 17, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 23

Principal Factors Affecting Our Financial Performance, page 24

27.	Please reconcile your statement on page 23 that in 2009 China accounted for only 23.74% of your revenue with your statement on page 24 that you derive almost all of your revenues from sales to customers in China.

Response: We have revised our disclosure in the first point in Management’s Discussion and Analysis of Financial Condition - Principal Factors Affecting Our Financial Performance to state that “We operate our facilities in China and derive some revenues from sales to customers in China.”

28.	Please describe the Motorcycles Go to the Country Program and how you will benefit from this program. In addition, please provide a brief summary of the program and your expected benefit from the program on page 6 where you identify this program as being part of your growth strategy.

Response: We have updated the disclosure in Our Business – Our Industry to include a description of the “Motorcycles Go to the Country” Program and how we expect to benefit from this program. In addition, we have provided a brief summary of this program and our expected benefits from this program in Summary - Our Growth Strategy - Motorcycles.

29.	We note your disclosure on page 24 that you expect to indirectly benefit from the economic stimulus plan through the demand of products that utilize new energy. Please revise to clarify whether the stimulus plan specifically tries to create a demand for new energy products and how you expect to indirectly benefit from the plan.

Response: We have updated the disclosure in Our Business – Our Industry – Electric Vehicles to include a description of the economic stimulus plan relating to new energy. We have clarified that the stimulus plan tries to create a demand for new energy products and how we expect to benefit from the plan.

Our Business, page 36

30.	Please advise as to whether the Freedonia Report is available for free or at a nominal cost. If not, please file a consent as an exhibit to your registration statement. Refer to Rule 436 of Regulation C.

Response: We have contacted Freedonia to have verified that this Report is free for quotation.

31.	We note your disclosure on page 37 that you intend to cooperate closely with your partners to develop new motorcycle markets. Please advise as to who your partners are, what services they provide, and how you intend to cooperate closely with your partners.

Response: We have revised this disclosure to add one business opportunity paragraph to state as the follows:

  Cooperate with our partners to develop new motorcycle markets. We plan to strengthen cooperation with our existing distributors to seek out more markets and also build relationships with new distributors for the development of new markets.

Suppliers, page 39

32.	Please explain what you mean by “develop strategic relationships” with new suppliers on page 39.

Response: We have revised our disclosure in Our Business - Suppliers to state as the follows:

Division of Corporation Finance
December 17, 2010

In addition, we strive to develop strategic relationships with new suppliers, such as providing funds to new suppliers to help them to customize their tooling for the parts they produce for our motorcycles and electric vehicles, to secure a stable supply of materials and introduce competition in our supply chain, thereby increasing our ability to negotiate a better pricing and reducing our exposure to possible price fluctuations.

33.	We note that you receive 27.96% of your raw materials from a single supplier. Please add a risk factor that discusses your reliance on this supplier or advise as to why this is not necessary.

Response: We have updated the reporting period for the percentage of raw materials supplied by the single supplier to the 9 months ended September 30, 2010. We have included a risk factor regarding our reliance on a single supplier, titled as follows:

We obtain 19% of our raw materials from a single supplier. If this supplier fails to perform its contractual obligations, our ability to provide products to our customers, as well as our ability to obtain future business, may be harmed.

Customers, page 39

34.	We note that you appear to be dependent on one or two main customers, with 49.71 % of your sales to one customer and 16.24% of your sales to another. Please add a risk factor that discusses this reliance on one or two main customers/distributors or advise. In addition, please provide a brief summary of your reliance on these one or two main customers/distributors in the Summary section of your prospectus.

Response: We have updated the reporting period for the percentage of sales derived from our main customers to be the 9 months ended September 30, 2010. We have included a risk factor regarding our reliance on two major customers, titled as follows:

We depend upon commercial relationships with two major customers for a significant portion of our sales revenue, and we cannot be certain that sales to these customers will continue. If sales to these customers do not continue, then our sales may decline and our business may be negatively impacted.

We have also provided a summary of such reliance on these main customers in the Summary section of the Amendment.

35.	Please file as exhibits to your registration statement all contracts with your largest customers or advise as to why this is not necessary. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. If you do not have contracts with any of your largest customers, please state this and add a risk factor to disclose that you do not have contractual arrangements with certain customers.

Response: We do not have direct contracts with the end users of our products. We rely on distributors in the sale of our products based on standard terms, as set forth in the form of sales orders, included as Exhibit 10.20 of the Current Report on Form 8-K/A filed on September 24, 2010. We have added a risk factor, in response to the SEC Comment 34 above, to disclose that we do not have contractual arrangements with our end users.

36.	Please reconcile your disclosure on page 39 that, for international sales, you sell your products directly to key distributors with your disclosure on page 40 that your internal trade department is responsible for your sales to your worldwide customers and that each of your staff is assigned in a designated area to conduct and handle sales orders.

Response: We have revised the middle sentence in the first paragraph under Our Business – Sales and Marketing to state as the follows:

Our international trade department is responsible for relationships with our international distributors and developing worldwide customers, and each of our sales staff is assigned in a designated area to manage such relationships.

Division of Corporation Finance
December 17, 2010

We confirm that “internal” was a typo for “international”. We have corrected this typo in the foregoing paragraph.

Research and Development, page 40

37.	Please provide an explanation of the benefits you derive from participating in the National High-Tech Research and Development Program. Please also reconcile your disclosure here that you are in the process of applying with your disclosure on pages 5 and 41 indicating that your R&D capabilities have enabled you to “submit [y]our application.”

Response: We have deleted disclosures relating to the National High-Tech Research and Development Program in the Amendment since we have not officially submitted our application and we are still in the process of evaluating the benefits associated with this program.

38.	Please revise to clarify that you have already begun producing and selling your electric vehicles or advise.

Response: We have revised our disclosure to clarify that, since our electric vehicles have not been listed on the National Vehicle Manufacturers and Product Announcement, we are only permitted to sell the off-road electric vehicles and some on-road electric vehicles to specific customers or sell for exports. Thus, our production of electric vehicles is not on a commercial scale yet.

39.	Please provide an estimate of the amount spent in the last two years on research and development in this section. Refer to Item 101(h)(4)(x) of Regulation S-K.

Response: We have provided an estimate of the amounts spent in the last two years on research and development in this section.

Competition, page 40

40.	Please provide additional information regarding your competitive position in the industry. For example, please discuss the number of companies of similar size against which you compete or please discuss your market share in China and in your foreign markets.

Response: We have included a disclosure about the numbers of the companies against which we compete, both in China and overseas.

Environmental Compliance, page 42

41.	Please disclose the costs, to the extent they are material, of compliance with the environmental laws, including your annual audit of compliance with the national standards.

Response: We have clarified that our annual costs in connection with complying with the PRC environmental laws have not been material.

Our Property, page 44

42.	We note your disclosure on page 44 regarding loans from the Dawang Credit Association of Rural Credit Cooperation Association of Sihui City. Please add this disclosure to your loan commitment section of your Management’s Discussion and Analysis of Financial Condition and Results of Operations section on page 28 or advise. In addition, please revise to provide a U.S. dollar equivalent amount.

Response: Our disclosure in the first three paragraphs under the loan commitment section has been revised to include the following disclosure:

Division of Corporation Finance
December 17, 2010

Loan Commitments

As of September 30, 2010, the amount, maturity date and term of each of our bank loans were as the follows:

(all amounts in thousands of U.S. dollars)
Bank	Amount	Interest	Maturity	Duration
		Rate	Date
China Merchandise Bank	$ 2,989	5.940%	March 2011	6 months
Shenzhen Development Bank	$ 4,481	7.02%	December 2010	3 months
Rural Credit Cooperative of Sihui, Dawang Credit Association	$ 2,391	6.975%	April 2012	32 months

The outstanding bank loans listed above are used primarily for general working capital and for the purchase of raw materials . The Company has an operating line of credit from the China Merchandise Bank with a maximum available credit of approximately $4.93 million. The amount withdrawn from the line of credit is due in six months from the date of withdrawal. The line of credit will expire on March 24, 2011 and is guaranteed by Zhaoqing Haoyan Industrial Co. Ltd. and Mr. Tsoi.

The Company has an operating line of credit from the Shenzhen Development Bank with total available credit to a maximum of approximately $4.48 million. The line of credit is available until December 31, 2010 and the amounts withdrawn from this line of credit are due on or before that date.

The Company has an operating line of credit from the Rural Credit Cooperative of Sihui, Dawang Credit Association, with a total available credit in the maximum of approximately $2.69 million. The loan is secured by the Company’s land use right and certain buildings. Both the due date of the loan and the expiry date of the line of credit are April 1, 2012.

Legal Proceedings, page 45

43.	We note your disclosure that, “except as set forth below,” you are not aware of any such legal proceedings. You do not, however, have any paragraphs describing any legal proceedings. To the extent you have omitted a discussion regarding legal proceedings, please revise to include these paragraphs.

Response: We have revised our disclosure under Legal Proceedings in the Amendment to remove this exception.

Management, page 45

44.	Please explain what you mean by “successfully” in the fourth sentence in the paragraph on page 46 that contains the background information for Mr. Leung.

Response: We have revised our disclosure under Management in the Amendment to remove the word “successfully”.

Executive Compensation page 48

45.	Please revise to include the compensation paid to the individuals that served as your named executive officers and directors prior to the share exchange.

 Response: We have revised our disclosure to clarify the compensation paid to the individuals that served as our named executive officers and directors prior to the share exchange.

Division of Corporation Finance
December 17, 2010

Security Ownership of Certain Beneficial Owners and Management, page 49

46.	Please remove the “Voting Power” column of your beneficial ownership table on page 49.

Response: We have revised our disclosure in the beneficial ownership table to remove this column.

Transactions with Related Persons Promoters and Certain Control Persons, page 50

47.	Please reconcile your disclosure on page 50 that you owe Mr. Tsoi an aggregate amount of $220,000 for unreimbursed business expense with your disclosure on page 1-16 that you owe unpaid compensation and unreimbursed business expenses. To the extent that you do owe Mr. Tsoi unpaid compensation, please disclose in your Executive Compensation section.

Response: Since such amount was the business expenses that Mr. Tsoi incurred on behalf of the Company that have not been reimbursed, such expenses were not compensatory. We have revised our disclosure, including updating the reporting date for the amount of the expenses to September 30, 2010, to state as the follows:

As of September 30, 2010, Mr. Chak Shing Tsoi had incurred unreimbursed business expenses on behalf of the company in an aggregate amount of US$401,000. Such expenses were not compensatory, but were advances by Mr. Tsoi that have not been reimbursed.

48.	Please revise to include the disclosure required by Item 404(b) of Regulation S-K.

Response: We confirm that Company currently does not have any policies or procedures in connection with review, approval or ratification of transactions with related persons. We have added a statement to this effect in the Amendment.

Selling Stockholders, page 52

49.	We note that some selling shareholders are legal entities. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities listed in your selling shareholders table.

Response: We have revised our disclosure and identified the individual or individuals, if any, who have voting and dispositive power with respect to the shares being offered for sale by all legal entities, in the footnotes to the selling shareholders table.

50.	Please remove the sentence that states that you have not engaged in any securities transaction with the selling stockholders, any of their affiliates or any person with whom they have a contractual relationship on page 52 or advise. In this regard, we note that all of the selling stockholders participated in a private placement transaction with you that was completed on September 2, 2010.

Response: We have revised our disclosure to state as the follows:

Other than with respect to the letter agreement between us and Hudson, and the private placement, no relationships or arrangements have existed in the past three years or are to be performed in the future between us and any of the selling stockholders or any of their affiliates, or any person with whom any selling stockholder has a contractual relationship (or any predecessors of those persons) in connection with the sale of the stock.

51.	Please clarify in footnote 2 that 58,800,531 shares of common stock will be outstanding assuming full conversion of the Series A Preferred Stock and full exercise of the warrants.

Response: We have revised footnote 2 as the follows:

As of December 17, 2010, a total of 58,800,531 shares of our common stock are considered to be outstanding, assuming full conversion of the Series A Preferred Stock and full exercise of the warrants.

Division of Corporation Finance
December 17, 2010

Description of Securities To Be Registered, page 54

52.	We note your disclosure on page 54 that the holders of the Series A Preferred Stock are entitled to receive cumulative dividends at an annual rate of 7%. Please tell us the basis for the calculation of the dividends. For example, disclose whether the calculation is based upon the coupon rate, the par value, or some other basis.

Response: We have revised our disclosure to state that the basis of the calculation of the dividends is the original issuance price of the Series A Preferred Stock. Thus, the dividends per share equal to the product of 7% multiplied by the original issuance price of the Series A Preferred Stock per share.

53.	Please remove your statement on page 54 that “[a]ll of the issued and outstanding shares of [y]our [c]ommon [s]tock are duly authorized, validly issued, fully paid and non-assessable,” as this is a legal opinion that you are not qualified to make. Alternatively, please attribute this statement to counsel and provide a consent to be named in this section as an exhibit to your registration statement.

Response: We have removed this statement from page 54 in the Amendment.

Registration Right, page 55

54.	Please revise this section to include your disclosure on page 34 regarding the number of days you have to file the Form S-1 and the number of days the S-1 must become effective before triggering the events described in this section.

Response: We have revised this section to include our disclosure regarding the number of days we have to file the Form S-1 and the number of days the S-1 must become effective before triggering the events described in “Registration Rights”.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies, page 57

55.	We note your disclosure regarding stockholders that acquired your shares prior to the reverse acquisition on page 57. Please advise as to whether any holders of your outstanding shares of common stock acquired their shares prior to the reverse acquisition.

Response: We have added a disclosure, under Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies, that more than 30 holders of our outstanding Common Stock were investors who had acquired shares prior to the consummation of our reverse acquisition transaction.

Financial Statements

56.	Please include your financial statements as a part of your prospectus.

Response: The financial statements have been included as part of the prospectus.

Notes to Consolidated Financial Statements for December 31, 2009 and 2008, page F-28

Note 21, page F-28

57.	We note your disclosure under paragraph (iv) that Jinhao Motor Company agreed to compensate the investors in cash if Jinhao’s profits are below certain specified amounts and that Jinhao Motor Company cannot enter into equity issuance agreements and certain other transactions without shareholder approval. Please add this disclosure, including the amount you have agreed to compensate your investors, to your Summary section, your Transactions with Related Persons, Promoters and Certain Control Persons section, and your Management’s Discussion and Analysis of Financial Condition and Results of Operations section or advise.

Response: We have revised the Summary section, Transactions with Related Persons, Promoters and Certain Control Persons section, and Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Amendment to disclose that we agreed to compensate the investors in cash if our profits are below certain specified amounts and that we cannot enter into equity issuance agreements and certain other transactions without shareholder approval. We have also included the formula for the calculation of the amount we have agreed to compensate the investors in such events under the Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources section and the Transactions with Related Persons, Promoters and Certain Control Persons section.

Division of Corporation Finance
December 17, 2010

58.	We note your disclosure under paragraph (iv) regarding your obligation to acquire a particular car manufacturing company. Please add this disclosure to your Summary section, your Transactions with Related Persons, Promoters, and Certain Control Persons section and your Management’s Discussion and Analysis of Financial Condition and Results of Operations section or advise.

Response: We have included our disclosure relating to the acquisition of Station Wagon to the Summary section and the Management’s Discussion and Analysis of Financial Condition – Recent Developments and the Management’s Discussion and Analysis of Financial Condition – Liquidity and Capital Sources section. Since this transaction is not a transaction with related persons, promoters or certain control persons, we have not included a disclosure about this transaction in the Transactions with Related Persons, Promoters, and Certain Control Persons section in order to avoid confusion.

Exhibit 5.1

59.	Please have counsel revise the end of the first paragraph on page 2 to clarify that it has only relied on the accuracy and completeness of the factual matters contained in the documents.

Response: The first paragraph on page 2 of Exhibit 5.1 of the Amendment has been revised to state as the follows:

In our examination we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and have relied upon the accuracy and completeness of the information, factual matters, representations, and warranties contained in such documents.

60.	Please have counsel revise the third paragraph on page 2 so that the opinion speaks as of the date of effectiveness.

Response: The third paragraph on page 2 of Exhibit 5.1 of the Amendment has been revised to state as the follows:

We disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or any changes in applicable law subsequent to the date the Registration Statement is declared effective.

61.	Please have counsel remove the first sentence in the fifth paragraph on page 2. Alternatively, please revise to clarify that the first sentence does not refer to Nevada law.

Response: The fifth paragraph on page 2 of Exhibit 5.1 of the Amendment has been revised to state as the follows:

While certain members of this firm are admitted to practice in certain jurisdictions other than Nevada, in rendering the foregoing opinions we have not examined the laws of any jurisdiction other than Nevada. Accordingly, the opinions we express herein are limited to matters involving the laws of the State of Nevada (excluding securities laws). We express no opinion regarding the effect of the laws of any other jurisdiction or state, including any federal securities laws related to the issuance and sale of the Shares.

Division of Corporation Finance
December 17, 2010

62.	Please have counsel remove the sixth paragraph as we believe it is inappropriate to include such a limitation on its reliance.

Response: The sixth paragraph on page 2 has been removed from Exhibit 5.1 of the Amendment.

* * *

Jinhao Motor Company Dawang Industrial Park Hi-Tech Exploit Area Zhaoqing City, Guangdong 526238 People’s Republic of China Tel.: (86) 7583625628

Very truly yours,

JINHAO MOTOR COMPANY

By: /s/ Hai Ming Liu
Hai Ming Liu
Chief Financial Officer

cc:	Scott C. Kline, Esq.
Dawn M. Bernd-Schulz, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, D.C. 20037-1122